BB



SECURITIES A 03053071 ON
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. SECTION

7-23

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/02 (MM/DD/YY) AND ENDING 4/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) Kansas (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Scott Perkins 913-384-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUL 28 2003
THOMSON FINANCIAL

Zieha, Jane Ellen
(Name – *if individual, state last, first, middle name*)

2301 West 70th Street (Address) Shawnee Mission (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

HELEN JOURAS
Notary Public - State of Kansas
My Appt. Expires________

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN JOURAS
Notary Public - State of Kansas
My Appt. Expires 9-28-2006

Signature

President
Title

Helen Jouras
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS, SMART & BOYD, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

APRIL 30, 2003

CONTENTS

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

We have audited the accompanying statement of financial condition of **Perkins, Smart & Boyd, Inc.**, as of April 30, 2003 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements, and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of **Perkins, Smart & Boyd, Inc.** as of April 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



June 14, 2003

PERKINS, SMART & BOYD, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 14,790
Commissions receivable	51,027
Other receivables	38,417
Investments	128,039
Accrued tax benefit	6,944
Prepaid expenses	5,756
Total Current Assets	244,973
PROPERTY, PLANT AND EQUIPMENT	
Furniture and fixtures	27,471
Computer equipment	53,246
	80,717
Less accumulated depreciation	69,031
Net Property, Plant and Equipment	11,686
OTHER ASSETS	
Deposits with clearing organizations	30,007
Other deposits	1,307
Customer accounts, net of accumulated amortization of $27,497	22,503
Total Other Assets	53,817
	$ 310,476

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF FINANCIAL CONDITION – CONTINUED

APRIL 30, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 20,832
Payroll taxes payable	31,492
Total Liabilities	52,324
STOCKHOLDER'S EQUITY	
Common stock, $10 par value	
Authorized – 12,500 shares	
Issued and outstanding – 3,180 shares	31,800
Additional paid-in capital	5,000
Retained earnings	221,352
Total Stockholder's Equity	258,152
	$ 310,476

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2003

REVENUES	
Commissions	$ 1,709,426
Fees	23,253
Investment gain	74,229
Interest	71,611
	1,878,519
EXPENSES	
Commissions	152,821
Salaries and benefit	1,095,290
Depreciation expense	4,753
Other operating expenses	584,586
	1,837,450
Net income before taxes	41,069
INCOME TAX EXPENSE	
Current	(6,160)
Deferred	6,160
Net Income	$ 41,069

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2003

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 30, 2002	3,180	$ 31,800	$ 5,000	$ 180,283	$ 217,083
Net Income	-	-	-	41,069	41,069
Balances at April 30, 2003	3,180	$ 31,800	$ 5,000	$ 221,352	$ 258,152

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED APRIL 30, 2003

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

See notes to financial statements

PERKINS, SMART & BOYD, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 41,069
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	4,753
Amortization	3,333
Unrealized investment gains	(74,229)
Change in current assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	32,244
Other receivable	8,946
Prepaid expenses	2,292
Accrued tax benefit	(1,440)
Increase (decrease) in:	
Accounts payable	9,490
Commission payable	(12,403)
Payroll taxes payable	(70,456)
Net cash used by operating activities	(56,401)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of securities	(10,210)
Return of deposit with clearing organization	2,404
Purchase of fixed assets	(4,396)
Net cash used by investing activities	(12,202)
Net decrease in cash	(68,603)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	83,393
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 14,790

See notes to financial statements

PERKINS, SMART & BOYD, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The nature of business and a summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Nature of Business

Perkins, Smart & Boyd, Inc. (Company) is a full service securities broker providing investment advisory and other related services. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

PERKINS, SMART & BOYD, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

APRIL 30, 2003

D. ***Office Furniture and Equipment***

Office furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of 5 to 7 years using accelerated recovery methods.

E. ***Investments***

Investments are carried at market value and consist of common stock held for trading purposes. Net unrealized gains included in earnings for the year ended April 30, 2003 are $ 74,229.

F. ***Intangibles***

Customer accounts acquired with the purchase of a business in February 1995 are being amortized over 15 years.

G. ***Revenue Recognition***

Customers' securities transactions and related commission income and expense are recorded on a trade date basis.

H. ***Income Taxes***

Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between income determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes. Differences between expected income tax expense computed based on statutory tax rates and actual reported income tax expense are attributable to permanent non-deductible expenses for tax purposes.

I. Concentrations

Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of Federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

J. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2003, the Company had net capital of $135,122 which was $85,122 in excess of its required net capital of $50,000. The Company's net capital ratio was .4 to 1.

NOTE 3 - MATERIAL INADEQUACIES

None noted

NOTE 4 – OPERATING LEASE

The Company leases office space and equipment under various operating leases. Minimum future obligations on these operating leases are as follows:

April 30, 2003	$ 54,278
2004	36,105
	$ 90,383

Total rent expense under operating leases for the year ended April 30, 2003 was $55,166.

NOTE 5 – DEPOSITS

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue Code. During the year ended April 30, 2003, the Company made no matching contributions to the plan.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT AND MARKET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of April 30, 2003

Schedule I

PERKINS, SMART & BOYD, INC.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF APRIL 30, 2003

NET CAPITAL

Total stockholder's equity	$ 258,152
Ownership equity not allowable for net capital:	
Other Receivables	38,417
Accrued tax benefit	6,644
Prepaid expenses	5,756
Property and equipment	11,686
Customer accounts	22,503
NASD stock	9,450
Other deposits	1,307
	162,389
Haircuts on investments	27,267
Net capital	$135,122

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 52,324

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess of net capital	$ 85,122
Ratio: Aggregate indebtedness to net capital	.4 to 1

PERKINS, SMART & BOYD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2003

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of April 30, 2003)

Total ownership equity qualified for net capital per April 30, 2003, Part II A	$ 261,814
Increase in other receivable	170
Decrease in accrued tax benefit	(2,837)
Decrease in property and equipment	(995)
Total ownership equity qualified for net capital per April 30, 2003, audit report	258,152
Non-allowable assets per April 30, 2003 Part II A	102,394
Increase in other receivable	170
Decrease in property and equipment	(995)
Decrease in accrued tax benefit	(5,806)
Non-allowable assets per April 30, 2003 audit report	95,763
Net capital, as reported in Company's Part IIA	$132,153
Increase in ownership equity qualified for net capital Per April 30, 2003 audit report	2,969
Net capital per April 30, 2003 audit report	$135,122

Schedule II

PERKINS, SMART & BOYD, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2003

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

J. E. ZIEHA, CPA
2301 West 70th Street
Shawnee Mission, Kansas 66208
(913) 432-3336
(913) 432-9992 (fax)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

In planning and performing our audit of the financial statements of **Perkins, Smart & Boyd, Inc.** for the year ended April 30, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT
(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



June 14, 2003